

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2009

Mr. Thomas J. Irvine, Chief Executive Officer
Clear-Lite Holdings, Inc.
102 NE 2nd Street PMB 400
Boca Raton, Florida 33432

> **Re: Clear-Lite Holdings, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on August 6, 2009 and amended on September 3, 2009**
> **File No. 0-52877**

Dear Mr. Irvine:

We have completed our review of the above filings and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief